      ----------------------------                  ----------------------------
         CUSIP No. 652 49 Q 106                       Page 1 of 19
      ----------------------------                  ----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                              NEWSEDGE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  652 49 Q 106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            EDWARD A. FRIEDLAND, ESQ.
                             THE THOMSON CORPORATION
                        METRO CENTER AT ONE STATION PLACE
                           STAMFORD, CONNECTICUT 06902
                            TELEPHONE: (203) 969-8700
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                    COPY TO:
                            JOSEPH J. ROMAGNOLI, ESQ.
                                      TORYS
                                 237 PARK AVENUE
                          NEW YORK, NEW YORK 10017-3142
                            TELEPHONE: (212) 880-6000

                                 AUGUST 6, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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      ----------------------------                  ----------------------------
         CUSIP No. 652 49 Q 106                       Page 2 of 19
      ----------------------------                  ----------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      INFOBLADE ACQUISITION CORPORATION
      TAX ID NUMBER:  NOT APPLICABLE
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            9,393,450(1)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        9,393,450(1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,393,450(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.1%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Includes 1,305,995 Shares (as defined below) issuable pursuant to outstanding employee stock options and warrants exerciseable within 60 days of August 6, 2001 and 8,087,455 Shares, with the percentage ownership based upon 18,621,403 Shares outstanding as of August 6, 2001 and 1,305,995 Shares issuable pursuant to outstanding employee stock options and warrants beneficially owned by the Selling Stockholders (as defined below) and exercisable within 60 days of August 6, 2001.

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      ----------------------------                  ----------------------------
         CUSIP No. 652 49 Q 106                       Page 3 of 19
      ----------------------------                  ----------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      THE THOMSON CORPORATION
      TAX ID NUMBER: 98-0176673
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      ONTARIO, CANADA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            9,393,450(1)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        9,393,450(1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,393,450(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.1%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Includes 1,305,995 Shares (as defined below) issuable pursuant to outstanding employee stock options and warrants exerciseable within 60 days of August 6, 2001 and 8,087,455 Shares, with the percentage ownership based upon 18,621,403 Shares outstanding as of August 6, 2001 and 1,305,995 Shares issuable pursuant to outstanding employee stock options and warrants beneficially owned by the Selling Stockholders (as defined below) and exercisable within 60 days of August 6, 2001.

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      ----------------------------                  ----------------------------
         CUSIP No. 652 49 Q 106                       Page 4 of 19
      ----------------------------                  ----------------------------

Item 1. Security and Issuer

      The class of equity securities to which this joint statement on
Schedule 13D relates is the shares of common stock, $0.01 par value (the "Shares") of NewsEdge Corporation, a Delaware corporation with its principal executive offices located at 80 Blanchard Road, Burlington, Massachusetts 01803 (the "Issuer").

Item 2. Identity and Background

      This statement is being filed jointly by the persons listed in numbers 1 and 2 below pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1.    InfoBlade Acquisition Corporation

      (a) InfoBlade Acquisition Corporation is a Delaware corporation ("Purchaser").

      (b) The address of the principal executive offices of Purchaser is Metro Center, One Station Place, Stamford, Connecticut 06902.

      (c) Purchaser is a newly formed Delaware corporation organized in connection with the Offer and the Merger (as such terms are defined below) and is an indirect wholly owned subsidiary of The Thomson Corporation.

      (d) Since its incorporation on July 26, 2001, Purchaser has not been convicted in any criminal proceeding.

      (e) Since its incorporation on July 26, 2001, Purchaser has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Information regarding the directors and executive officers of Purchaser is set forth on Schedule I attached hereto. The citizenship of the directors and executive officers of Purchaser is as stated on Schedule I. During the last five years, to the knowledge of Purchaser, no person named on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.    The Thomson Corporation

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      ----------------------------                  ----------------------------
         CUSIP No. 652 49 Q 106                       Page 5 of 19
      ----------------------------                  ----------------------------

      (a) The Thomson Corporation ("Thomson") is a corporation incorporated under the laws of Ontario, Canada.

      (b) The address of the principal executive offices of Thomson is Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto Dominion Center, Toronto, Ontario, M5K 1A1, Canada.

      (c) Thomson is a leading, global e-information and solutions company in the business and professional marketplace. Thomson comprises four global market groups. The Legal & Regulatory group is a leading provider of information and software-based solutions for legal, tax, accounting, intellectual property, compliance and business professionals. The Financial group provides information and integrated work solutions to the worldwide financial community. The Learning group is among the world's leading providers of learning products, services and solutions for individuals, learning institutions and businesses. The Scientific & Healthcare group provides high-value information and services to researchers and other professionals in the healthcare, academic, scientific, and government marketplaces.

      (d) During the last five years, Thomson has not been convicted in any criminal proceeding.

      (e) During the last five years, Thomson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Information regarding the directors and executive officers of Thomson is set forth on Schedule II attached hereto. The citizenship of the directors and executive officers of Thomson is as stated on Schedule II. During the last five years, to the knowledge of Thomson, no person named on Schedule II has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      On August 6, 2001, Thomson, Purchaser and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Purchaser, will commence a tender offer to purchase all the issued and outstanding Shares of the Issuer (the "Offer"), at a purchase price of $2.30 per Share, net to each seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase related the Offer (the "Offer to

      ----------------------------                  ----------------------------
         CUSIP No. 652 49 Q 106                       Page 6 of 19
      ----------------------------                  ----------------------------

Purchase"). The total amount of funds required by Purchaser to consummate the Offer and the Merger and to consummate the transactions contemplated thereby and the Stockholders Agreement (as defined below) and to pay related fees and expenses is estimated to be approximately $45.8 million. Purchaser will obtain all of such funds from Thomson or its affiliates. Thomson and its affiliates will provide such funds from existing resources.

      Simultaneously with the execution of the Merger Agreement, Thomson and Purchaser have entered into a Stockholders Agreement dated as of August 6, 2001 (the "Stockholders Agreement") with all of the directors and certain executive officers of the Issuer, namely Clifford M. Pollan (Director, President and Chief Executive Officer), Rory J. Cowan (Chairman), Michael E. Kolowich (Director), William A. Devereaux (Director), James D. Daniell (Director), Basil P. Regan (Director), Murat H. Davidson, Jr. (Director), Peter Woodward (Director), Ronald Benanto (Vice President - Finance and Operations, Chief Financial Officer, Treasurer and Assistant Secretary) and a significant stockholder of the Issuer, Donald McLagan (former Chairman and Chief Executive Officer) (collectively, the "Selling Stockholders") pursuant to which each Selling Stockholder agreed, among other things, to (i) tender all of their respective Shares which they beneficially own in the Offer, (ii) vote all of their respective Shares which they beneficially own in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and otherwise in such manner as may be necessary to consummate the Merger, against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Issuer under the Merger Agreement (whether or not theretofore terminated) and against any action, agreement or transaction that would impair or materially delay the ability of the Issuer to consummate the transactions provided for in the Merger Agreement or any Acquisition Proposal (as defined in the Merger Agreement), and (iii) grant an irrevocable proxy to Thomson and each of Thomson's officers to vote and otherwise act (by written consent or otherwise) with respect to such Selling Stockholder's Shares at any meeting of stockholders of the Issuer (whether annual or special and whether or not an adjourned or postponed meeting) or by written consent in lieu of any such meeting or otherwise with regard to any matter covered in (ii).

      References to, and descriptions of, the Offer, the Merger, the Merger Agreement and the Stockholders Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholders Agreement, respectively, included as Exhibits 2 and 3 to this Schedule 13D, and incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4. Purpose of Transaction

      The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer is for Thomson to acquire control of, and the entire equity interest in, the Issuer. The beneficial ownership of the Selling Stockholders' Shares is acquired pursuant to the Stockholders Agreement, and following consummation of the transactions contemplated by the Stockholders Agreement, Thomson shall acquire record and beneficial ownership of the Selling Stockholders' Shares. The purpose of the merger to be consummated pursuant to the Merger Agreement (the "Merger") is for Thomson to acquire all Shares not purchased pursuant to the Offer. Upon consummation of the Merger, the separate corporate existence of Purchaser shall cease and the

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      ----------------------------                  ----------------------------
         CUSIP No. 652 49 Q 106                       Page 7 of 19
      ----------------------------                  ----------------------------

Issuer shall continue as the surviving corporation of the Merger (the "Surviving Corporation") and become an indirect wholly owned subsidiary of Thomson.

      The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number (but rounded down if rounding up would cause Purchaser's representation to constitute the entire Board of Directors of the Issuer (the "Board")), on the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this paragraph) multiplied by the percentage that the aggregate number of Shares then beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding. In the Merger Agreement, the Issuer has agreed, at such time, promptly to take all actions necessary to cause Purchaser's designees to be elected as directors of the Issuer, including increasing the size of the Board or securing the resignations of incumbent directors, or both. The Merger Agreement provides that the directors of Purchaser immediately prior to the effective time of the Merger (the "Effective Time") shall be the initial directors of the Surviving Corporation and the officers of Purchaser immediately prior to the Effective Time (which shall include the officers of the Issuer immediately prior to the Effective Time) shall be the initial officers of the Surviving Corporation.

      It is expected that, initially following the Merger, the business and operations of the Issuer will, except as set forth in the Offer to Purchase, be continued by the Issuer substantially as they are currently being conducted. Thomson will continue to evaluate the business and operations of the Issuer during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as it deems appropriate under the circumstances then existing. Thomson intends to seek additional information about the Issuer during this period. Thereafter, Thomson intends to review such information as part of a comprehensive review of the Issuer's business, operations, capitalization and management with a view to optimizing the Issuer's potential in conjunction with Thomson's businesses. It is expected that the business and operations of the Issuer will form an important part of Thomson's future business plans.

      Except as set forth herein and as contemplated by the Merger Agreement, Thomson does not have any present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any material change in the Issuer's present capitalization or dividend policy; (v) any other material change in the Issuer's business or corporate structure; (vi) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (vii) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or (viii) any action similar to any of those enumerated above.

      If the Merger is consummated as planned, the Shares will be deregistered under

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      ----------------------------                  ----------------------------
         CUSIP No. 652 49 Q 106                       Page 8 of 19
      ----------------------------                  ----------------------------

the Securities Act of 1933, as amended, and the Exchange Act and cease to be authorized to be listed on the Nasdaq National Market.

      References to, and descriptions of, the Offer, the Merger, the Merger Agreement and the Stockholders Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholders Agreement included as Exhibits 2 and 3 to this Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

      (a)-(b) As of the date hereof, Thomson and Purchaser beneficially own and have the shared power to vote and to direct the vote of 9,393,450 Shares (including 1,305,995 Shares issuable to the Selling Stockholders upon exercise of employee stock options and warrants exercisable within 60 days of August 6,
2001), representing 47.1% of the outstanding Shares of the Issuer. The calculation of the foregoing percentage is based on the number of Shares disclosed to Thomson and Purchaser by the Issuer as outstanding as of August 6, 2001 and Shares issuable pursuant to outstanding employee stock options and warrants beneficially owned by the Selling Stockholders and exercisable within 60 days of August 6, 2001. Except as set forth herein, to the knowledge of Thomson and Purchaser, no director or executive officer of Thomson or Purchaser beneficially owns any other Shares of the Issuer.

      (c) There have been no transactions by Thomson or Purchaser in securities of the Issuer during the past 60 days. To the knowledge of Thomson and Purchaser, there have been no transactions by any director or executive officer of Thomson or Purchaser in securities of the Issuer during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

      Other than the Merger Agreement and the Stockholders Agreement, to the knowledge of Thomson and Purchaser, there are no contracts, arrangements, understandings or relationships among Thomson and Purchaser and between them and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1. Joint Filing Agreement between Thomson and Purchaser dated as of the date hereof.

2. Agreement and Plan of Merger, dated as of August 6, 2001, among Thomson, Purchaser and the Issuer. (The exhibits and schedules to the Agreement and Plan of Merger are not filed as part of this Schedule 13D. A list briefly identifying the contents of the omitted exhibits and schedules appears in the table of contents to the Agreement and Plan of Merger. Thomson and Purchaser undertake to furnish a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.)

      ----------------------------                  ----------------------------
         CUSIP No. 652 49 Q 106                       Page 9 of 19
      ----------------------------                  ----------------------------

3. Form of Stockholders Agreement, dated as of August 6, 2001, among Thomson, Purchaser and each of Clifford M. Pollan, Rory J. Cowan, Michael E. Kolowich, William A. Devereaux, James D. Daniell, Basil P. Regan, Murat H. Davidson, Jr., Peter Woodward, Ronald Benanto and Donald McLagan.

4.    Joint Press Release issued August 7, 2001.

      ----------------------------                  ----------------------------
         CUSIP No. 652 49 Q 106                       Page 10 of 19
      ----------------------------                  ----------------------------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2001

                                             INFOBLADE ACQUISITION CORPORATION


                                             By: /s/ Edward A. Friedland
                                                 -------------------------------
                                             Name:  Edward A. Friedland
                                             Title: Vice President and Secretary

      ----------------------------                  ----------------------------
         CUSIP No. 652 49 Q 106                       Page 11 of 19
      ----------------------------                  ----------------------------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2001

                                            THE THOMSON CORPORATION


                                            By: /s/ Michael S. Harris
                                                -------------------------------
                                            Name:  Michael S. Harris
                                            Title: Senior Vice President,
                                                   General Counsel and Secretary

      ----------------------------                  ----------------------------
         CUSIP No. 652 49 Q 106                       Page 12 of 19
      ----------------------------                  ----------------------------

                                  EXHIBIT INDEX

1. Joint Filing Agreement between Thomson and Purchaser dated as of the date hereof.

2. Agreement and Plan of Merger, dated as of August 6, 2001, among Thomson, Purchaser and the Issuer. (The exhibits and schedules to the Agreement and Plan of Merger are not filed as part of this Schedule 13D. A list briefly identifying the contents of the omitted exhibits and schedules appears in the table of contents to the Agreement and Plan of Merger. Thomson and Purchaser undertake to furnish a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.)

3.    Form of Stockholders Agreement, dated as of August 6, 2001, among
      Thomson, Purchaser and each of Clifford M. Pollan, Rory J. Cowan, Michael
      E. Kolowich, William A. Devereaux, James D. Daniell, Basil P. Regan, Murat
      H. Davidson, Jr., Peter Woodward, Ronald Benanto and Donald McLagan.

4.    Joint Press Release issued August 7, 2001.

                                                                      SCHEDULE I

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                        OFFICERS OF PURCHASER AND THOMSON

      DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER. The following table sets forth the name, age, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employment and business addresses thereof for the past five years of each director and executive officer of Purchaser. Except for David J. Hulland, who is a citizen of Great Britain, each such person is a citizen of the United States. Unless otherwise indicated, the current business address of each person is InfoBlade Acquisition Corporation, Metro Center, One Station Place, Stamford, Connecticut 06902. Each occupation set forth opposite an individual's name refers to employment with Purchaser, unless otherwise noted.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
  NAME, AGE AND CURRENT               MATERIAL POSITIONS HELD DURING THE PAST
     BUSINESS ADDRESS                 FIVE YEARS AND BUSINESS ADDRESSES THEREOF

Michael S. Harris, 51              Director of Purchaser since July 2001. Senior
The Thomson Corporation            Vice President, General Counsel and Secretary
Metro Center                       of Thomson since May 1998. Vice President and
One Station Place                  General Counsel of Thomson Holdings, Inc.
Stamford, CT 06902                 ("THI"), Metro Center, One Station Place,
USA                                Stamford, CT 06902, since June 1993.
                                   Assistant Secretary and Assistant General
                                   Counsel of THI from May 1989 to June 1993.

David J. Hulland, 51               Director of Purchaser since July 2001. Vice
The Thomson Corporation            President Finance of Thomson since September
Metro Center                       1999. Vice President and Group Controller of
One Station Place                  Thomson from May 1993 to September 1999.
Stamford, CT 06902                 Group Controller of Thomson from 1977 to May
USA                                1993.

Edward A. Friedland, 45            Director, Vice President and Secretary of
Thomson Financial                  Purchaser since July 2001. Assistant
Metro Center                       Secretary of Thomson since May 2000. Deputy
One Station Place                  General Counsel of Thomson since 1998.
Stamford, CT 06902                 Assistant General Counsel of Thomson from
USA                                1994 to 1998. Associate General Counsel of
                                   the Information/ Publishing Group from 1990 to 1993. Currently serving a second term on the Board of Directors for the Software &
                                   Information Industry Association (SIIA).

Dennis J. Beckingham, 53           President of Purchaser since July 2001.
Thomson Legal and Regulatory       Executive Vice President and Chief Financial
610 Opperman Drive                 Officer of Thomson Legal and Regulatory since
St. Paul, MN  55123                1996.
USA

David Hanssens, 44                 Vice President of Purchaser since July 2001.
Thomson Legal and Regulatory       Executive Vice President and Chief Strategy
610 Opperman Drive                 Officer of Thomson Legal and Regulatory from
St. Paul, MN  55123                May 2001. Managing Director of The Parthenon
USA                                Group in Boston, Massachusetts from 1992 to
                                   2001.

                                                                     SCHEDULE II

      DIRECTORS AND EXECUTIVE OFFICERS OF THOMSON. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employment and business addresses thereof for the past five years of each director and executive officer of Thomson. Except for Alan M. Lewis, who is a citizen of Canada, Great Britain and South Africa, David J. Hulland, who is a citizen of Great Britain, Stephane Bello, who is a citizen of Italy, and Richard
J. Harrington, Brian Hall, Patrick Tierney, Ronald Schlosser, Michael Harris, Steven Denning, Vance Opperman, David Shaffer, Robert Daleo, Robert Christie, John Kechejian, Janey Loyd and George Taylor, who are citizens of the United States, each such person is a citizen of Canada. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Thomson.

                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME, AGE AND CURRENT BUSINESS      MATERIAL POSITIONS HELD DURING THE PAST FIVE
           ADDRESS                      YEARS AND BUSINESS ADDRESSES THEREOF

Kenneth R. Thomson, 76                   Chairman of Thomson since July 1978.
The Woodbridge Company Limited           Director of Thomson since July 1978.
65 Queen Street West,                    Chairman of The Woodbridge Company
Toronto, Ontario M5H 2M8                 Limited ("Woodbridge"), 65 Queen Street
Canada                                   West, Toronto, Ontario M5H 2M8, Canada
                                         since March 1979. Director of
                                         Woodbridge since August 1956.

John A. Tory, 71                         Deputy Chairman of Thomson from
The Woodbridge Company Limited           February 1978 to December 31, 1997.
65 Queen Street West                     Director of Thomson since February
Toronto, Ontario M5H 2M8                 1978. Director of Abitibi Consolidated,
Canada                                   Inc., 207 Queens Quay West, Toronto,
                                         Ontario M5J 2P5, Canada, since
                                         September 1965. Director of Rogers
                                         Communications Inc., 40 King Street
                                         West, Toronto, Ontario M5H 3Y2, Canada,
                                         since December 1979. Director of
                                         Woodbridge, 65 Queen Street West,
                                         Toronto, Ontario M5H 2M8, Canada, since
                                         October 1967. President of Woodbridge
                                         from March 1979 to 1998. Director of
                                         The Thomson Corporation PLC, First
                                         Floor, the Quandrangle, 180 Wardour
                                         Street, W1A 4YG, London, England, since
                                         December 1977. Director of the Royal
                                         Bank of Canada, Royal Bank Plaza, 9(th)
                                         Floor, South Tower, Toronto, Ontario
                                         M5J 2J5, Canada, from 1971 to 2000.

Ronald D. Barbaro, 69                    Director of Thomson since May 1993.
Ontario Lottery and Gaming Corporation   Director, Clairvest Group Inc., Suite
4120 Yonge Street, Suite 420             1700, 22 St. Clair Avenue East,
Toronto, Ontario M2P 2158                Toronto, Ontario M4V 2S3, Canada, from
Canada                                   September 1994 to 1998. Director of
                                         Equifax Canada, 7171 Jean Talon East,
                                         Anjou, Quebec H1M 3N2, Canada, since
                                         June 1997. Director of ChoicePoint,
                                         Inc., 1000 Alderman Drive, Alpharetta,
                                         Georgia 30005, since July 1997.
                                         Director of Prudential of America Life
                                         Insurance Company of Canada ("PALI"),
                                         c/o Prudential of America Insurance Co.
                                         (Canada), 200 Consilium Place,
                                         Scarborough, Ontario M1H 3E6, Canada,
                                         since January 1991. Chairman of PALI
                                         from 1992 to January 1997. President of
                                         Prudential Insurance Company of
                                         America, Inc., 260 Madison Avenue,
                                         Second Floor, New York, New York 10116,
                                         from 1990 to 1993. President of
                                         Worldwide Operations Prudential
                                         Insurance Company of America-Canada,
                                         from 1985 to 1990. Director of Equifax
                                         Inc., 1600 Peachtree Street, N.W.,
                                         Atlanta, Georgia 30309, from April 1992
                                         to July 1997. Director, Canbra Foods
                                         Ltd., P.O. Box 99, 2415 2nd Avenue "A"
                                         North, Lethbridge, Alberta, T1J 3Y4,
                                         Canada, since July 1988;
                                         interim-Chairman since March 1996;
                                         Chairman since March 1997. Director,
                                         Consoltex Group Inc., 8555 TransCanada
                                         Highway, Ville Saint- Laurent, Quebec
                                         H4S 1Z6, Canada, since May 1997.
                                         Director,

                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME, AGE AND CURRENT BUSINESS      MATERIAL POSITIONS HELD DURING THE PAST FIVE
           ADDRESS                      YEARS AND BUSINESS ADDRESSES THEREOF

                                         Flow International Corporation,
                                         2300-64th Avenue South, Kent,
                                         Washington 98032, since 1995. Chairman,
                                         Natraceuticals Inc., 8290 Woodbine
                                         Avenue, Markham, Ontario L3R 9W9,
                                         Canada, since February 1997. Director,
                                         Signature Security Group Inc., 26-28
                                         Market Street, Sydney, NSW, Australia,
                                         since March 1997. Director, VoxCom
                                         Incorporated, #102,4209-99 Street,
                                         Edmonton, Alberta T6E 5V7, Canada,
                                         since December 1996. Director,
                                         O'Donnell Investment Management
                                         Corporation, 4100 Yonge Street, Suite
                                         601, Toronto, Ontario M2P 2B5, Canada,
                                         since April 1997.

W. Geoffrey Beattie, 41                  Deputy Chairman of Thomson since May
The Woodbridge Company Limited           18, 2000. Director of Thomson since May
65 Queen Street West                     1998. President of Woodbridge since
Toronto, Ontario M5H 2M8                 1998. From 1990 to 1998, attorney
Canada                                   (partner from 1993) at Torys (formerly
                                         Tory, Tory, DesLauriers & Binnington).
                                         Director of Tm Bioscience Corporation
                                         since 1996. Director of Genesis Organic
                                         Inc. since 1996. Director of the Royal
                                         Bank of Canada since May, 2001.
                                         Director of Bell Globemedia, Inc.,
                                         since January, 2001.

Maureen V. Kempston Darkes, 52           Director of Thomson since May 1996.
General Motors of Canada Limited         Chairman and General Manager, General
1908 Colonel Sam Drive                   Motors of Canada Limited ("GMCL"), 1908
Oshawa, Ontario L1H8T7                   Colonel Sam Drive, Director of CAMI
Canada                                   Automotive Inc., P.O. Box 1005, 300
                                         Ingersoll Street, Ingersoll, Ontario
                                         N5C 4A6, Canada. Director of the
                                         Education Quality and Accountability
                                         Office (Ontario Government), 2 Carlton
                                         Street, Suite 1200, Toronto, Ontario
                                         M5B 2M9. Director of GMCL since August
                                         1991. Vice President of GMCL from
                                         August 1991 to July 1994. Director, CN
                                         Rail, 935 de la Gauchetiere Street
                                         West, Montreal, Quebec, Canada, since
                                         March 1995. Director of Noranda, Inc.,
                                         181 Bay Street, Suite 4100, 755 BCE
                                         Place, Toronto, Ontario M5J 2T3,
                                         Canada, since January 1998.

Steven A. Denning, 52                    Director of Thomson since January,
General Atlantic Partners                2000. Currently a Managing Partner of
Pickwick Plaza                           General Atlantic Partners, a private
Greenwich, CT 06830                      investment company. Consultant with
USA                                      McKinsey & Co. prior to joining General
                                         Atlantic. Member of the Board of
                                         Trustees of Georgia Tech. Director of
                                         Exult, Inc. and GT Interactive Software
                                         Corporation Director of New York Nature
                                         Conservancy. Director of Cancer
                                         Research Institute. Director of
                                         National Parks & Conservation
                                         Association. Director of Stanford
                                         Graduate School of Business Advisory
                                         Council. Director of Xchanging.
                                         Director of Metapath Software Int'l.
                                         Director of Eclipsys Corporation.
                                         Director of Talus Solutions. Director
                                         of EXE Technologies.

John F. Fraser, 70                       Director of Thomson since June 1989.
Air Canada                               Chairman of Air Canada, 355 Portage
355 Portage Avenue, Suite 500            Avenue, Suite 500, Winnipeg, Manitoba
Winnipeg, Manitoba R3B 2C3               R3B 2C3, Canada, since August 1996.
Canada                                   Director of Air Canada since 1989. Vice
                                         Chairman of Russel Metals, Inc.
                                         ("Russel"), 1900 Winnipeg, Manitoba R3B
                                         2C3 Minnesota Court, Suite 210,
                                         Mississauga, Ontario L5N 3C9, Canada,
                                         from May 1995 to May 1997. Chairman of
                                         Russel from May 1992 to May 1995.
                                         Chairman and Chief Executive Officer of
                                         Russel from May 1991 to May 1992.
                                         President and Chief Executive Officer
                                         of Russel from May 1978 to May 1991.
                                         Director, Bank of Montreal, First Bank
                                         Tower, First Canadian Place, Toronto,
                                         Ontario M5X 1A1, Canada, since January
                                         1985. Director, Manitoba Telecom,
                                         Services, Inc., 21(st) Floor, 333 Main
                                         Street, Winnipeg, Manitoba R3C 3V6,
                                         since May 1997. Director, Shell Canada
                                         Limited, 400-4th Avenue S.W., Calgary,
                                         Alberta T2P 0J4, Canada, since April
                                         1990.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME, AGE AND CURRENT BUSINESS     MATERIAL POSITIONS HELD DURING THE PAST FIVE
           ADDRESS                      YEARS AND BUSINESS ADDRESSES THEREOF

Richard J. Harrington, 54          Director of Thomson since September 1993.
The Thomson Corporation            President and CEO of Thomson since October
Metro Center  One Station Place    1997. Executive Vice President of Thomson
Stamford, CT 06902                 from September 1993 to October 1997.
                                   President and Chief Executive Officer,
                                   Thomson Newspapers Group, Metro Center, One
                                   Station Place, Stamford, Connecticut 06902, from July 1993 to October 1997. President and
                                   Chief Executive Officer, Thomson Professional
                                   Publishing, Metro Center, One Station Place,
                                   Stamford, Connecticut 06902, from June 1989 to July 1993.

Roger L. Martin, 44                Director of Thomson since September 1999.
Rotman School of Management        Dean of the Joseph L. Rotman School of
105 St. George Street              Management at the University of Toronto.
Toronto, Ontario M5S 3E6           Previously a Director of Monitor Company from
Canada                             January 1996 to September 1998. Co-head of
                                   the Monitor Company in 1995 and 1996.
                                   Director of Celestica Inc., 844 Don Mills
                                   Rd., Toronto, Ontario, Canada, since July
                                   1998.

Vance K. Opperman, 55              Director of Thomson since September 1996.
Key Investments Inc.               President and CEO of Key Investments Inc.,
601 Second Avenue South,           601 Second Avenue South, Suite 5200, since
Suite 5200, Minneapolis, MN 55402  August 1996. Chief Executive Officer and
USA                                General Counsel, MSP Communications, Inc.,
                                   Minneapolis, MN 55402, since December 1996.
                                   President and Chief Operating Officer of West
                                   Publishing Company ("West") between 1993 and
                                   1996. General Counsel of West prior to 1993.
                                   Senior partner of Opperman, Heins & Paquin prior to joining West. Served on West's Board of Directors from 1992 to 1996.

David H. Shaffer, 58               Director of Thomson since October 27, 1998.
The Thomson Corporation            Chief Operating Officer of Thomson. Executive
Metro Center                       Vice President of Thomson since May, 1998.
One Station Place                  Chairman of the Board and Chief Executive
Stamford, CT 06902                 Officer of Jostens Learning Corporation from
USA                                July 1995 to April 1998. President of Dun &
                                   Bradstreet's Official Airline Guides, Inc.
                                   (OAG) and Vice Chairman of Thomas Cook Travel
                                   Inc. President and Chief Executive Officer of
                                   MacMillan Inc., and Chairman of OAG. Member of Maxwell Communications Corporation PLC
                                   (MCC) Board of Directors. Currently Chairman of the Board of T&S Incorporated. Board member and publisher of The Black Book Group.
                                   Member of the Advisory Board of Kellogg
                                   Graduate School of Management at Northwestern
                                   University, and trustee of the La Jolla
                                   Country Day School.

David K.R. Thomson, 43             Director of Thomson since April 1988. Deputy
The Woodbridge Company Limited     Chairman of Woodbridge since June 1990.
65 Queen Street West               Director of Bell Globemedia, Inc., since
Toronto, Ontario M5H 2M8           January, 2001
Canada

Richard M. Thomson, 67             Director of Thomson since October 1984.
Toronto-Dominion Bank              Retired Chairman and Chief Executive Officer
Toronto-Dominion Bank Tower,       of Toronto Dominion Bank ("TDM"), 11th Floor,
11th Floor                         Toronto-Dominion Bank Tower, Toronto, Ontario
Toronto, Ontario M5K 1A2           M5K 1A2, Canada since February 1998. Chairman
Canada                             and Chief Executive Officer of TDM from May
                                   1978 to February 1998. Chief Executive
                                   Officer of TDM from 1978 to 1997. Director of
                                   Canada Pension Plan Investment Board,
                                   Toronto. Chairman of Canadian Occidental
                                   Petroleum Ltd, Calgary. Director of CGC Inc.,
                                   Toronto. Director of INCO Limited, Toronto.
                                   Director of S.C. Johnson & Son Inc., Racine,
                                   Wisconsin. Director of Ontario Power
                                   Generation Inc., Toronto. Director of The
                                   Prudential Insurance Company of America,
                                   Newark, New Jersey.

                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME, AGE AND CURRENT BUSINESS      MATERIAL POSITIONS HELD DURING THE PAST FIVE
           ADDRESS                      YEARS AND BUSINESS ADDRESSES THEREOF

Peter J. Thomson, 35               Director of Thomson since January 1995.
The Woodbridge Company Limited     Deputy Chairman of Woodbridge since February
65 Queen Street West               1995. Director of Bell Globemedia, Inc.,
Toronto, Ontario M5H 2M8           since January, 2001.
Canada

David J. Hulland, 51               Senior Vice President, Finance, of Thomson
The Thomson Corporation            since 2001. Vice President, Finance of
Metro Center                       Thomson since September 1999. Vice President,
One Station Place                  Group Controller of Thomson from May 1993 to
Stamford, Connecticut 06902        September 1999. Group Controller of Thomson
USA                                from 1977 to May 1993.

Alan M. Lewis, 64                  Treasurer of Thomson since May 1979.
The Thomson Corporation
Toronto Dominion Bank Tower,
Suite 2706 P.O.
Box 24
Toronto-Dominion Centre
Toronto, Ontario M5K 1A1
Canada

Robert D. Daleo, 52                Director of Thomson since January 2001.
The Thomson Corporation            Executive Vice President and Chief Financial
Metro Center                       Officer of Thomson since October 1998.
One Station Place                  Executive Vice President, Finance and
Stamford, CT 06902                 Business Development of Thomson from November
USA                                1997 to May 1999. Senior Vice President,
                                   Finance and Business Development of Thomson from January 1997 to October 1997. Senior
                                   Vice President and Chief Operating Officer,
                                   Thomson Newspapers, One Station Place, Metro
                                   Center, Stamford, CT 06902, from January 1996 to December 1997. Senior Vice President and
                                   Chief Financial Officer, Thomson Newspapers, from December 1994 to December 1995. Senior
                                   Vice President and General Manager, Sweets
                                   Group, McGraw-Hill Company, 1221 Avenue of the Americas, New York, New York 10020, until
                                   November 1994.

Michael S. Harris, 51              Senior Vice President, General Counsel and
The Thomson Corporation            Secretary of Thomson since May 1998. Vice
Metro Center                       President and General Counsel of Thomson
One Station Place                  Holdings, Inc. ("THI"), Metro Center, One
Stamford, CT 06902                 Station Place, Stamford, CT 06902, since June
USA                                1993. Assistant Secretary and Assistant
                                   General Counsel of THI from May 1989 to June
                                   1993. Director of Purchaser since July 2000.

Brian H. Hall, 52                  Executive Vice President of Thomson since
Thomson Legal and Regulatory       March 2000. Senior Vice President of Thomson
610 Opperman Drive                 from October 1998 to March 2000. President
Eagan, MN 55123                    and Chief Executive Officer of West Group
USA                                from 1996 to February 1999. President and
                                   Chief Executive Officer of Thomson Legal and
                                   Regulatory Group since October 1998. Formerly
                                   President and Chief Executive Officer of
                                   Thomson Legal Publishing from 1995 to 1996.

Patrick J. Tierney, 55             Executive Vice President of Thomson since
Thomson Financial                  March 2000. Senior Vice President of Thomson
195 Broadway                       from October 1998 to March 2000. President
New York, New York                 and Chief Executive Officer of Thomson
USA                                Financial since October 1998. President and
                                   Chief Executive Officer of Thomson's
                                   Reference, Scientific, and Healthcare Group from January 1997 to November 1999. Prior to joining Thomson, President and Chief
                                   Executive Officer of Knight Ridder
                                   Information.

                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME, AGE AND CURRENT BUSINESS      MATERIAL POSITIONS HELD DURING THE PAST FIVE
           ADDRESS                      YEARS AND BUSINESS ADDRESSES THEREOF

Ronald H. Schlosser, 51            Executive Vice President of Thomson since
Thomson Scientific,                March 2000. President and Chief Executive
Reference & Healthcare             Officer of Thomson's Reference, Scientific
Metro Center One Station Place     and Healthcare Group since January 2000.
Stamford, CT 06902                 President of Thomson Financial Publishing
USA                                Group from August 1995 to December 1999.

John Kechejian, 54                 Vice President, Investor Relations of Thomson
The Thomson Corporation            since June 1997. Vice President, Investor
Metro Center                       Relations of Asea Brown Boveri from September
One Station Place                  1971 to June 1997.
Stamford, CT 06902
USA

Joseph J. G. M. Vermeer, 54        Senior Vice President, Director of Tax since
The Thomson Corporation            April 2001. Vice President, Director of Tax
Metro Center                       of Thomson since January 1995. Partner in
One Station Place                  Peat Marwick Thorne, 40 King Street West,
Stamford, CT 06902                 Toronto, Ontario, Canada, from 1977 to
USA                                December 31, 1994.

David W. Binet, 43                 Secretary to the Board of Directors since
The Woodbridge Company Limited     September, 2000. Vice President of Woodbridge
65 Queen Street West               since August, 1999. From 1986 to 1999,
Toronto, Ontario M5H 2M8           attorney (partner from 1993) at Torys
Canada                             (formerly Tory, Tory, DesLauriers &
                                   Binnington).

Janey M. Loyd, 48                  Vice President, Communications of Thomson
The Thomson Corporation            since September 1999. Vice President of
Metro Center                       Marketing and Communications, LAI
One Station Place                  Worldwide, from 1997 to 1999. Various
Stamford, CT 06902                 positions, including Vice President of
USA                                Business Development and Communications,
                                   with Tambrands, Inc. from 1991 to 1997.

John J. Raffaeli, Jr., 47          Senior Vice President, Human Resources of
The Thomson Corporation            Thomson since January 1998.
Metro Center
One Station Place
Stamford, CT 06902
USA

James J. Spach, 50                 Senior Vice President, Organizational
The Thomson Corporation            Development of Thomson since September
Metro Center                       1997. President, Thomson University, from
One Station Place                  July 1999 to September 2000. Senior Vice
Stamford, CT 06902                 President, Organizational Development,
                                   Thompson Newspapers, Inc., from 1995 to 1997.

Linda J. Walker, 36                Vice President, Corporate Controller of
The Thomson Corporation            Thomson since May 2001. Corporate Controller
Metro Center                       of Thomson from November 1999 to May 2001.
One Station Place                  Assistant Controller of Thomson from May 1994
Stamford, CT 06902                 to November 1999.
USA

Stephane Bello, 40                 Senior Vice President and Treasurer since
The Thomson Corporation            August 1, 2001. General Director/Assistant
Metro Center                       Treasurer of General Motors in New York City
One Station Place                  from 1999 to 2001. Regional Treasurer, Europe
Stamford, CT 06902                 of General Motors from 1996 to 1999.
USA

John F. Carey, 35                  Vice President, Business Planning and
The Thomson Corporation            Development since April 2001. Director,
Metro Center                       Business Analysis and Planning of Thomson
One Station Place                  since January 1998. Prior to joining Thomson,
Stamford, CT  06902                Manager, Corporate Finance at Pfizer, Inc.,
USA                                235 East 42nd Street, New York, NY 10017.

George Taylor, 59                  Senior Vice President, Operations since July
The Thomson Corporation            1, 2001. President and Chief Executive
Metro Center                       Officer of Thomson Tax and Accounting in New
One Station Place                  York City from March, 1999 to February, 2001.
Stamford, CT 06902                 Executive Vice President and Chief Operating
USA                                Officer of West Group in Eagan, Minnesota
                                   from January 1997 to March 1999. Executive
                                   Vice President and Chief Operating Officer of
                                   Thomson Legal Publishing in Rochester, NY from January 1996 to December 1996.